SCHEDULE 13G

Amendment No. 2
LUXOFT HOLDING INC
CLASS A COMMON STOCK
Cusip #G57279104
Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[x] 	  Rule 13d-1(b)
[ ] 	  Rule 13d-1(c)
[ ] 	  Rule 13d-1(d)
Cusip #G57279104
Item 1: 	   	Reporting Person - FIL Limited
Item 2: 	   	(a)  	[ ]
   	   	(b)  	[ ]
Item 4: 	   	Bermuda
Item 5: 	   	692,181
Item 6: 	   	0
Item 7: 	   	845,098
Item 8: 	   	0
Item 9: 	   	845,098
Item 11: 	   	4.321%
Item 12: 	   	FI
Cusip #G57279104
Item 1: 	   	Reporting Person - Pandanus Partners, L.P.
Item 2: 	   	(a)  	[ ]
   	   	(b)  	[ ]
Item 4: 	   	Delaware
Item 5: 	   	0
Item 6: 	   	0
Item 7: 	   	845,098
Item 8: 	   	0
Item 9: 	   	845,098
Item 11: 	   	4.321%
Item 12: 	   	PN
Cusip #G57279104
Item 1: 	   	Reporting Person - Pandanus Associates, Inc.
Item 2: 	   	(a)  	[ ]
   	   	(b)  	[ ]
Item 4: 	   	Delaware
Item 5: 	   	0
Item 6: 	   	0
Item 7: 	   	845,098
Item 8: 	   	0
Item 9: 	   	845,098
Item 11: 	   	4.321%
Item 12: 	   	CO

Item 1(a). 	    	Name of Issuer:

  	  	          	LUXOFT HOLDING INC

Item 1(b). 	    	Address of Issuer's Principal Executive Offices:

  	  	          	AKAARA BLD 24 CASTRO ST
WICKHAMS CAY 1, ROAD TOWN
  	  	          	TORTOLA,
  	  	          	BRITISH VIRGIN ISLANDS

Item 2(a). 	     	 Name of Person Filing:

  	   	               	 FIL Limited

Item 2(b). 	     	 Address or Principal Business Office or, if None,
Residence:

  	   	               	 Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda,
HM19

Item 2(c). 	     	 Citizenship:

  	   	               	 Not applicable

Item 2(d). 	     	 Title of Class of Securities:

  	   	               	 CLASS A COMMON STOCK

Item 2(e). 	     	 CUSIP Number:

  	   	               	 G57279104

Item 3. 	    	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b)
or (c) and the
person filing, FIL Limited, is a non-U.S. institution in accordance with
Section 240.13d-1(b)(1)(ii)(J).   (Note:  See Exhibit A).


  	    	If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify type of institution: Parent holding or control person.

Item 4. 	    	Ownership

  	  	     	(a)    Amount Beneficially Owned: 	845,098

  	  	     	(b)    Percent of Class: 	4.321%

  	  	     	(c)    Number of shares as to which such person has:

  	  	     	       (i)    sole power to vote or to direct the vote:
692,181

  	  	     	       (ii)    shared power to vote or to direct the vote: 	0

  	  	     	       (iii)    sole power to dispose or to direct the
disposition of: 	845,098

  	  	     	       (iv)    shared power to dispose or to direct the
disposition of: 	0



Item 5. 	    	Ownership of Five Percent or Less of a Class.

  	    	     	If this statement is being filed to report the fact that as
of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following (X).

Item 6. 	    	Ownership of More than Five Percent on Behalf of Another
Person.

  	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the CLASS A COMMON STOCK of LUXOFT HOLDING INC.
No one other person's interest in the CLASS A COMMON STOCK of LUXOFT
HOLDING INC is more than five percent of the total outstanding CLASS A COMMON STOCK.

Item 7. 	    	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding Company.

  	    	     	See attached Exhibit A.

Item 8. 	    	Identification and Classification of Members of the Group.

  	    	     	Not applicable.

Item 9. 	    	Notice of Dissolution of Group.

  	    	  	Not applicable.

Item 10. 	    	Certifications.



In as much as the reporting persons are no longer the beneficial owners of more than five percent of the number of shares outstanding, the reporting persons have no further reporting obligation under Section 13(d) of the Securities and Exchange Commission thereunder, and the reporting persons have no obligation to amend this Statement if any material change occurs in the facts set forth herein.


Signature



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  	January 8, 2016
  	Date

  	/s/ Marc R. Bryant
  	Signature

  	Marc R. Bryant
  	 Duly authorized under Power of Attorney effective as of September 16, 2015, by and on behalf of FIL Limited and its direct and indirect subsidiaries


Exhibit A


                 Pursuant to the instructions in Item 7 of Schedule 13G, the following table lists the identity and Item 3 classification, if applicable, of each relevant entity that beneficially owns shares of the security class being reported on this Schedule 13G.


Entity 	ITEM 3 Classification
FIL INVESTMENT SERVICES (UK) LIMITED 	FI
FIL INVESTMENTS INTERNATIONAL 	FI
FIL PENSION MANAGEMENT 	FI



                Pandanus Partners, L.P. ("Pandanus") owns shares of FIL Limited ("FIL") voting stock. While the percentage of total voting power represented by these shares of FIL voting stock may fluctuate as a result of changes in the total number of shares of FIL voting stock outstanding from time to time, it normally represents more than 25% and less than 50% of the total votes which may be cast by all holders of FIL voting stock. Pandanus Associates, Inc. ("PAI") acts as general partner of Pandanus. Pandanus is owned by trusts for the benefit of members of the family of Edward C. Johnson 3d but disclaims that any such member is a beneficial owner of the securities reported on this Schedule 13G.



                This filing reflects the securities beneficially owned, or that may be deemed to be beneficially owned, by FIL, certain of its subsidiaries and affiliates, and other companies (collectively, the "FIL Reporters"). This filing does not reflect securities, if any, beneficially owned by certain other companies whose beneficial ownership of securities is disaggregated from that of the FIL Reporters in accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998).


RULE 13d-1(k)(1) AGREEMENT


                The undersigned persons, on January 8, 2016, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the CLASS A COMMON STOCK of LUXOFT HOLDING INC at December 31, 2015.


  	FIL Limited

  	By /s/ Marc R. Bryant
  	Marc R. Bryant
  	Duly authorized under Power of Attorney effective as of September 16, 2015, by and on behalf of FIL Limited and its direct and indirect subsidiaries

  	Pandanus Partners, L.P.

  	By /s/ Marc R. Bryant
  	Marc R. Bryant
  	Duly authorized under Power of Attorney effective as of September 16, 2015, by Pandanus Associates, Inc. on behalf of Pandanus Partners, L.P.

  	Pandanus Associates, Inc.

  	By /s/ Marc R. Bryant
  	Marc R. Bryant
  	Duly authorized under Power of Attorney effective as of September 16, 2015, by and on behalf of Pandanus Associates, Inc.



Exhibit B

POWER OF ATTORNEY

		Effective September 16, 2015, I, the undersigned Allan Pelvang of FIL Limited, on behalf of FIL Limited and each of its direct and indirect subsidiaries (collectively, "FIL"), hereby constitute and appoint
Marc R. Bryant, with full power of my substitution, my true and lawful attorney-in-fact, with pull power to sign for me and in my name, and for and in the name of FIL, in the appropriate capacities, to notify companies and to sign such notices, forms or filings or amendments thereto
(the "Filings"), in respect of interest in shares held, directly or beneficially, by FIL, pursuant to all laws and regulations of the United
States of America and the other jurisdictions within North America, Central America, South America, Bermuda, and the Caribbean, as shall from time to time be applicable to FIL, and generally to do all such things in my name and behalf, and in the name and on behalf of FIL, in connection therewith as said attorney-in-fact deems necessary or appropriate to cause such Filings to be completed and filed. I hereby ratify and confirm all that said attorney-in-fact may cause to be done by virtue here of.


		This Power of Attorney shall remain in full force and effect only for such time as the undersigned shall continue to be an officer of FIL Limited or its affiliates, provided that, notwithstanding the foregoing, this Power of Attorney may be revoked at any time by the undersigned in writing.


	Dated: September 16, 2015


  	By /s/ Allan Pelvang
  	Allan Pelvang
  	Alternate Director and Vice President


POWER OF ATTORNEY

		Effective September 16, 2015, I, the undersigned Vice President and Secretary of Pandanus Associates, Inc., general partner of Pandanus Partners L.P., on behalf of each of Pandanus Associates Inc. and Pandanus Partners L.P. (collectively, "Pandanus"), hereby constitute and appoint
Marc R. Bryant, with full power of substitution, my true and lawful attorney-in-fact, with full power to sign for me and in my name, and for and in the name of Pandanus, in the appropriate capacities, to notify companies and to sign such notices, forms or filings or amendments thereto (the "Filings"), in respect of interest in shares held, directly or beneficially, by Pandanus, pursuant to all laws and regulations of the United States of America and the other jurisdictions within North America, Central America, South America, Bermuda, and the Caribbean, as shall from time to time be applicable to Pandanus, and generally to do all such things in my name and behalf, and in the name and on behalf of Pandanus, in connection therewith as said attorney-in-fact deems necessary or appropriate to cause such Filings to be completed and filed. I hereby ratify and confirm all that said attorney-in-fact may to cause to be done by virtue hereof.


		This Power of Attorney shall remain in full force and effect only for such time as the undersigned shall continue to be an officer of Pandanus Associates, Inc. or its affiliates, provided that, notwithstanding the foregoing, this Power of Attorney may be revoked at any time by the undersigned in writing.


	Dated: September 17, 2015


  	By /s/ Melanie S. Sommer